Under the Securities Exchange Act of 1934

(Amendment No._____)

VISCORP, INC.

 (Name of Issuer)

SCHEDULE 13D

Common Stock, $.001 par value
(Title of Class of Securities)

92832T107
(CUSIP Number)

Time Poly Management Ltd.

Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong

Telephone: (852) 3583 3340; Fax: (852) 3585 6021

______

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP Number  92832T107
------------------------------------------------------------------------------------------------------------

(1)

Name of Reporting Persons:    Time Poly Management, Ltd.

S.S. or I.R.S. Identification Nos. of above persons:

------------------------------------------------------------------------------------------------------------

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

------------------------------------------------------------------------------------------------------------

(3)  SEC Use Only

------------------------------------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)  OO

------------------------------------------------------------------------------------------------------------

(5)

Check if Disclosure of Legal Proceedings

is required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization:  British Virgin Islands

------------------------------------------------------------------------------------------------------------

Number of Shares

(7)  Sole Voting Power: 68.39%

Beneficially Owned

By Each Reporting

(8)  Shared Voting Power:

Person With

(9) Sole Dispositive Power:  68.39%

(10) Shared Dispositive Power:

------------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by

       Each Reporting Person:  9,976,824

------------------------------------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see

        Instructions).

------------------------------------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11): 68.39%

------------------------------------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions): CO

(1)

Name of Reporting Persons:    Stewart Shiang Lor.

S.S. or I.R.S. Identification Nos. of above persons:

------------------------------------------------------------------------------------------------------------

(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

------------------------------------------------------------------------------------------------------------

(3)  SEC Use Only

------------------------------------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)  OO

------------------------------------------------------------------------------------------------------------

(5)

Check if Disclosure of Legal Proceedings

is required Pursuant to Items 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization: The United States of America

------------------------------------------------------------------------------------------------------------

Number of Shares

(7)  Sole Voting Power: 68.39%

Beneficially Owned

By Each Reporting

(8)  Shared Voting Power:

Person With

(9) Sole Dispositive Power:  68.39%

(10) Shared Dispositive Power:

------------------------------------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by

       Each Reporting Person:  9,976,824

------------------------------------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see

        Instructions).

------------------------------------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11): 68.39%

------------------------------------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Viscorp, Inc., a Delaware corporation (the “Company”).

The Company's U.S. principal offices are located at business at Unit 06, 21/F., Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong.

Item 2.  Identity and Background.

(a)

This statement (this "Statement") is being filed by (i) Time Poly Management, Ltd., a British Virgin Islands company ("Time Poly”) and (ii) Stewart Shiang Lor, the sole shareholder and director of Time Poly (“Lor,” together with Time Poly the “Filers”).  Time Poly directly owns all of the shares reported in this Statement; Mr. Lor however, has sole voting and dispositive power with respect to such shares.

(b)

Time Poly’s principal office is located at Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong, (852) 3583 3340.  Time Poly’s principal business is equity investment.  Stewart Lor’s business address is Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong, (852) 3583 3340.

(c)

Stewart Lor’s principal occupation is as an investment consultant, which he conducts at the following companies: Cmark Capital Co., Ltd. and Time Poly Management, Ltd.

(d)

During the past five years, neither Filer  has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

 During the past five years, neither Filer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)

Stewart Lor is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a share exchange transaction between the Issuer, Raygere Limited, a company organized under the laws of the British Virgin Islands (“Raygere”), and Time Poly Management Limited, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark Holding Co., Ltd., an exempted company organized under the laws of the Cayman Islands (collectively, the “Raygere Stockholders”), pursuant to which all the shares of Raygere were transferred to the Issuer and Raygere became the Issuer’s wholly-owned subsidiary (the “Share Exchange”).

Item 4. Purpose of Transaction

Time Poly received the shares disclosed herein to affect the Share Exchange.  Prior to the Share Exchange, Time Poly owned 78% of Raygere’s equity.

Item 5.  Interest in Securities of the Issuer

(a)

The Filers beneficially own 9,976,824 (68.39%) (the “Shares”) of the 14,587,200  outstanding shares of the Company.

(b)

Lor has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares.

(c)

No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).

(d)

No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.  However, all of the shares Lor holds in Time Poly, which represents 100% of the equity interest in Time Poly, are subject to that certain Share Transfer Agreement dated January 16, 2008, with certain members of management of our subsidiary, Chengdu Tianyin Pharmaceutical Co., Ltd., a corporation organized and existing under the laws of the People’s Republic of China, after which such persons will have the voting, dispositive and investment power over Time Poly.

(e)

 n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 16, 2008, pursuant to a Share Transfer Agreement, Stewart Shiang Lor, a director nominee, issued stock options to the executives officers and management team of Chengdu Tianyin Pharmaceutical Co., Ltd., (the “Executives”) the Issuer’s subsidiary located in Chengdu, Sichuan Province of the People’s Republic of China that operates the Issuer’s business.  Pursuant to the agreement, Mr. Lor granted to the Executives the option to acquire all of his shares of Time Poly.  Under the terms of the Share Transfer Agreement, the Executives will have the right and the option to purchase 100% of the outstanding shares of capital stock of Time Poly at any time through November 15, 2008.  Although the Executives may exercise their options at any time during the term of the option, the exercise price of the options depends upon the fulfilment of certain performance targets based on the future revenues of Chengdu Tianyin, as set forth in the Share Transfer Agreement.  The exercise prices of the options for these shares range from $1,293 to $660,975.  The options vest on a one-third basis per quarter for three specified quarters and may be exercised in whole or in part after Chengdu Tianyin’s revenues for such quarter is determined, which shall not be later than 45 days following the applicable fiscal quarter.

As part of the Share Exchange, Time Poly Management Limited entered into a Share Escrow Agreement pursuant to which they placed 1,880,021 shares of Common Stock they own (the “Escrowed Shares”) into escrow for the benefit of the investors of the private financing the Issuer completed on January 25, 2008, in the event the Issuer fails to achieve certain net income levels in the next two fiscal years.  Depending upon the level of achievement, Time Poly may not get back any of the Escrowed Shares.

Item 7.  Material to Be Filed as Exhibits.

(1)

Share Transfer Agreement between Stewart Shiang Lor and Transferees dated January 16, 2008.

(2)

Share Escrow Agreement dated January 25, 2008.

(3)

Share Exchange Agreement dated January 16, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2008

Signature:  /s/ Stewart Lor

Name/Title: Stewart Lor, Director